Exhibit 6.3

03-01-2017

Jeffrey K. Warren

Re: Offer of Employment with Planet Alpha Corp. Inc.

Dear Jeffrey:

On behalf of Planet Alpha Corp. Inc., I am pleased to offer you the exempt position of Senior Vice President and Chief Financial Officer, reporting to the Chief Executive Officer, subject to the terms and contingencies set forth below. The position is located in Cambridge, MA. Your start date shall be in accordance with our employee hiring plan. You will assume the position of CFO effective as of the date to be determined by our Board of Directors.

You will receive an annual salary of $200,000, which will be paid biweekly and subject to a periodic review. You are eligible to participate in the Company Bonus Program; your annual bonus target will be 150% of base salary. Bonuses under the Company Bonus Plan are discretionary. The actual bonus amount could be larger or smaller than this amount, based on your performance and the performance of the Company. Whether a bonus will be awarded in a particular bonus period, and in what amount, is within Planet Alpha Corp.’s sole discretion. Both your base salary and the components of your bonus are subject to periodic review.

Additionally, upon your start date, Planet Alpha Corp. will pay you a one-time Sign-On Bonus of $25,000. This will be taxed as supplemental income. At the completion of six months of full-time employment with us, Planet Alpha Corp. will pay you an additional $25,000 Cash Bonus. This will also be taxed as supplemental income. In the event your employment is terminated within the first six months of your employment, the Cash Bonus payout will be accelerated and paid on the termination date or as soon thereafter as Company business practices allow, but in any case within thirty (30) days of your termination. If you terminate your employment at Planet Alpha Corp. before the one year anniversary of your start date, other than as a result of a breach by Planet Alpha Corp. of this Agreement, you will be required to repay the Sign-On Bonus and Cash Bonus. Any required repayment will be prorated based on the number of remaining calendar days until the one year anniversary of your start date.

As a regular full-time employee you will be eligible for various benefits offered to similarly-situated Planet Alpha Corp. employees in accordance with the terms of Planet Alpha Corp.’s policies and benefit plans. Among other things, these benefits currently include medical and dental insurance, life insurance, and a 401(k) retirement plan. You will automatically be enrolled in the 401(k) plan, details to be determined. You will be able to change your deferral amount and fund allocation upon your hire. The eligibility requirements and other information regarding these benefits are set forth in more detailed documents that are available from Planet Alpha Corp. With the exception of the “employment at will” policy discussed herein, Planet Alpha Corp. may, from time to time in its sole discretion, modify or eliminate its policies and the benefits offered to employees.

Upon approval by our Board of Directors, you will be granted four new hire equity grants. Per the Governance Guidelines of the Leadership Development and Compensation Committee of our Board of Directors, the Grant Date of these four equity grants will be on the Wednesday of the week following your start date.

The first award will be a stock option grant to purchase up to 5,000,000 shares of Planet Alpha Corp. Class A common stock under the 2017 Planet Alpha Equity Stock Plan. Your options will be nonqualified stock options with an exercise price equal to the closing fair market value of the underlying stock on the Grant Date. Your options will vest at the rate of 1/4th on the date one year after you commence employment, and will vest an additional 1/48th each month thereafter, for a total vesting period of 48 months. The Grant Date will be determined by the Board of Directors.

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The second award will be a grant of 10,000,000 Planet Alpha Corp. Stock Units (GSUs). Your GSUs will vest at a rate of 1/4th each year over the next four years, beginning on the date one year after you commence employment, for a total vesting period of 48 months. At that time, the vested number of GSUs will convert to an equivalent number of Planet Alpha Corp. Class A common shares.

Vesting in both of these stock option and GSU awards is contingent on continued employment on the applicable vesting dates.

The third award will be a grant of 10,000,000 GSUs. Your GSUs will vest at a rate of 100 percent at six months. At that time, the vested number of GSUs will convert to an equivalent number of Planet Alpha Corp. Class A common shares. In the event your employment terminates prior to the six-month vesting date (other than as a result of your resignation), you will immediately vest in this grant.

The fourth award will be a grant of 5,000,000 GSUs. Your GSUs will vest at a rate of 100 percent at twelve months. At that time, the vested number of GSUs will convert to an equivalent number of Planet Alpha Corp. Class A common shares. In the event your employment is terminated after six months but prior to the twelve-month vesting date (other than as a result of your resignation), you will immediately vest in this grant.

Please be aware that this program and subsequent programs could be changed at any time, at the discretion of the Board of Directors. Also note that Planet Alpha Corp. makes no representation about the future value of the stock options or GSUs granted herein and you should expect that the value of these grants will fluctuate in the future. Finally, the receipt of such grants shall be conditioned upon the subsequent execution by the grantee of Planet Alpha Corp.’s appropriate form of GSU and Stock Option grant agreement.

We encourage you to consult a tax professional for information regarding all current tax reporting requirements related to the compensation and benefits discussed above.

You are being offered employment at Planet Alpha Corp. based on your personal skills and experience, and not due to your knowledge of any confidential, proprietary or trade secret information of a prior or current employer. Should you accept this offer, we do not want you to make use of or disclose any such information or to retain or disclose any materials from a prior or current employer. Likewise, as an employee of Planet Alpha Corp., it is likely that you will become knowledgeable about confidential, trade secret and/or proprietary information related to the operations, products and services of Planet Alpha Corp. and its clients. To protect the interests of both Planet Alpha Corp. and its clients, all employees are required to read and sign the At Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement as a condition of employment with Planet Alpha Corp.. This Agreement, which provides for arbitration of all disputes arising out of your employment, will be provided for your review; you will be required to sign it on your first day of employment.

Planet Alpha Corp. has a strict policy against conflicts of interest including certain prohibitions against, among other things, holding outside employment, board memberships or advisory board positions in companies that may cause a conflict of interest. Planet Alpha Corp. has a strict policy against insider trading, which prohibits, among other things, employees, contractors and temporary workers from trading Planet Alpha Corp. stock during certain time periods and engaging in any derivative transactions in Planet Alpha Corp. stock. It will be your responsibility to educate yourself regarding Planet Alpha Corp.’s insider trading policies and to ensure you are in full compliance. If you have any questions about Planet Alpha Corp.’s policy against insider trading, please contact Human Resources.

Further, if an export control license is required in connection with your employment, this offer is further contingent upon Planet Alpha Corp.’s receipt of the export control license and any similar approvals. Your employment with Planet Alpha Corp. will commence following receipt of such export control license and governmental approvals; and is conditioned upon your (a) maintaining your employment with Planet Alpha Corp., and (b) continued compliance with all conditions and limitations contained in such a license. If for any reason such export control license and governmental approvals cannot be obtained within six (6) months from your date of signature, this offer will automatically terminate and have no force and effect.

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Please understand that this letter does not constitute a contract of employment for any specific period of time, but will create an “employment at will” relationship. This means that the employment relationship may be terminated with or without cause and with or without notice at any time by you or Planet Alpha Corp. No individual other than the Chief Executive Officer of Planet Alpha Corp. has the authority to enter into any agreement for employment for a specified period of time or to make any agreement or representation contrary to Planet Alpha Corp.’s policy of employment at will. Any such agreement or representation must be in writing and must be signed by you and the Chief Executive Officer. Your signature at the end of this letter confirms that no promises or agreements that are contrary to our at will relationship have been committed to you during any of your pre-employment discussions with Planet Alpha Corp., and that this letter, along with the At Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement, contain our complete agreement regarding the terms and conditions of your employment.

We look forward to an early acceptance of this offer. This offer will remain open for 7 (seven) business days following your receipt of this letter and is contingent upon your start date as determined by the Board of Directors. This offer is contingent upon satisfactory results from your background check, which we expect will be completed in a timely manner. Additionally, this offer and your employment are contingent upon satisfactory results from your background check. To indicate your acceptance of Planet Alpha Corp.’s offer, please sign and date the enclosed original and return it to us in the envelope provided. A duplicate original is enclosed for your record. Please arrive at 9:00 AM on your first day of employment for a tour of the office and for your new hire orientation. Orientation will be held at our Planet Alpha Corp. office in Cambridge, MA. To comply with the Immigration Reform and Control Act, your employment with Planet Alpha Corp. is contingent on your eligibility to work in the United States. Accordingly, please bring appropriate verification of eligibility to work in the United States on your first day.

Jeffrey, we look forward to working with you.

Sincerely,

/s/ Bruno D.V. Marino
Bruno D.V. Marino
President, CEO
Planet Alpha Corp. Inc.

I accept this offer of employment with Planet Alpha Corp. and agree to the terms and conditions outlined in this letter.

/s/ Jeffrey K. Warren	03-01-2017
Jeffery K. Warren	Date

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